                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]   Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is an unofficial translation of the Company's immediate report to the Israeli Securities
Authority relating to the approval by the Company's Audit Committee and Board of
Directors of the inclusion of Mr. Yishai Davidi and Mr. Meir Shamir as part of the Company's directors and officers insurance policy.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: December 7, 2009

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                                   TEFRON LTD.
                                 ("THE COMPANY")

                                                                December 6, 2009

     APPROVAL OF THE ENTERING INTO OF A DIRECTORS' AND OFFICERS' LIABILITY
INSURANCE POLICY The Company is pleased to announce that pursuant to the framework resolution approved by the Company's general meeting on August 26,
2009 and pursuant to the provisions of section 1b(5) of the Companies
Regulations (Alleviations In Transactions with Interested Parties), 5760-2000
(hereinafter: "THE ALLEVIATION REGULATIONS"), on December 3, 2009 the Company's
audit committee and board of directors approved the inclusion of Yishai Davidi and Meir Shamir, directors of the Company, within the framework of the directors' and office holders' liability insurance policy obtained by the
Company, as set forth below. It should be noted that such approval by the audit committee and the board of directors pursuant to the Alleviation Regulations was made for the sake of caution only and does not constitute confirmation that
Messrs. Yishai Davidi and Meir Shamir are controlling shareholders in the
Company.

The following is a summary of the terms of the abovementioned insurance policy:
the insurance period is from October 14, 2009 until October 13, 2010. The limitation of liability in the insurance policy is $12.25 million for each insured-against event and cumulatively for the entire insurance period. The policy is divided between two insurance companies, with the first one insuring up to $7.5 million, the annual premium of which is $162,000. The second policy is a "follow-up" on the first one and insures up to $ 4.75 million, the premium of which is $38,000 (hereinafter jointly: "THE EXISTING INSURANCE POLICY"). A
"follow-up" policy covers an insured-against event on the same terms as the first policy, with a compensatory amount exceeding the amount of the first policy up to a complete coverage of $12.25 million.

The terms of the policies described above, which apply to Mr. Davidi and Mr.
Shamir, are identical to those that apply to the remaining directors and officers in the Company who are not controlling shareholders in the Company. The
Company's audit committee and board of directors affirmed that the terms of the insurance coverage of Yishai Davidi and Meir Shamir, which are identical to the insurance coverage terms of the remaining directors and officers in the Company, conform to market conditions and are not likely to have a material effect on the
Company's profitability, assets, or obligations.

A shareholder of one or more ordinary shares of the Company, holding at least one percent of the Company's issued share capital and voting rights, is entitled to announce his objection to the use of the said alleviation, provided that such objection shall be submitted to the Company in writing no later than 14 days from the date of this report, or the date of publication of a report amending this report should such be submitted.

                                                                YOURS SINCERELY,

                                                                 _________, ____

                                                                   TEFRON LTD.

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